inTEST Corporation
2 Pin Oak Lane
Cherry Hill, New Jersey 08003

VIA EDGAR AND VIA FACSIMILE
(202) 942-9585

September 5, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Abby L. Adams
Division of Corporation Finance

RE:  inTEST Corporation
        Registration Statement on Form S-3
        File No. 333-37604

Dear Ms. Adams:

inTEST Corporation hereby applies for the withdrawal of inTEST's Registration Statement on Form S-3, File No. 333-37604 pursuant to Rule 477 under the Securities Act of 1933, as amended. We request this withdrawal due to changes in market conditions which have resulted in an anticipated offering price per share that is below our expectations. Consequently, inTEST management and the selling stockholders have determined that it would not be in the best interests of inTEST or its stockholders to complete the offering.

If you have any questions concerning this application, please contact our counsel, Patricia Gritzan at (215) 972-7139.

Sincerely,

/s/ Robert E. Matthiessen
Robert E. Matthiessen
President and
Chief Executive Officer

cc: Patricia A. Gritzan, Esq.
      Alan Singer, Esq.